Exhibit 1

Fund	I.R.S. Employer Identification No.
Innovator S&P 500 Buffer ETF – July	83-0727871
Innovator S&P 500 Power Buffer ETF – July	83-0754896
Innovator S&P 500 Ultra Buffer ETF – July	83-0746525